NEWS RELEASE

June 25, 2007
Shares Issued and Outstanding: 29,812,878

TSX: NOM

Norsemont Mining Appoints New Directors

Vancouver, June 25, 2007 – Norsemont Mining Inc. (“the Company”) (TSX: NOM) today announced the appointment of Mr. George Bell, Mr. Robert Parsons and Mr. Malcolm Siverns to the Company’s board of directors. It was also announced that Mr. Marc Levy, Mr. Tony Ricci, Mr. Art Freeze and Mr. Joseph Keane have resigned from the board. Norsemont CEO Patrick Evans extended his sincere thanks and appreciation to the departing directors for their contribution to Norsemont over the years. He also announced that Messrs. Mark Jackson, Brian Kerzner and Robert Baxter have agreed to continue serving as directors of the Company.

Mr. George Bell is President and CEO of UNOR Inc. Mr. Bell has more than 36 years of experience in the international natural resource industry. From 1967 to 1996, he held several senior executive positions with the Noranda Group of companies. Mr. Bell holds a B.Sc. in Business Administration from the University of North Dakota (1967) and has held directorships and executive positions in the Americas, Asia and Europe. Currently, he is also a director of Fronteer Development Group Inc.

Mr. Robert Parsons is a Chartered Accountant and retired Partner from PricewaterhouseCoopers after a career spanning 34 years. He currently serves on the Board, and as Vice President, of the World Mines Ministries Forum, and on the International Affairs Committee of the Prospectors and Developers Association of Canada. He has served on the Board of the PDAC (1985 to 2003), Executive Council of the Canadian Minerals Industry Federation, the Advisory Council of the Centre for Resource Studies at Queens University, the Professional Advisory Board of the Government of Canada’s Petroleum Monitoring Agency, and as a member of the Board of Directors of both the Indonesian Mining Association and the Canada – Indonesia Chamber of Commerce. He has also served on the boards of a number of listed Canadian companies. Mr Parsons is active in developing countries as an independent financial and fiscal consultant to the World Bank’s mining group.

# 507 – 700 West Pender St., Vancouver, B.C. V6C 1G8
Tel: 604-669-9788 Fax: 604-669-9768

Mr. Malcolm Siverns has more than 34 years of experience in the international mining industry. He was a member of the Noranda Group of companies from 1972 to 2003 where he held a number of senior positions, including managing director of Noranda’s offices in the United Kingdom and Switzerland and Vice President for International Relations in Peru. Mr. Siverns served on the boards of Compania Minera Antamina, the SNMPE (Peruvian National Mining, Energy & Petroleum Society) and the Canada-Peru Chamber of Commerce. From 2003 until 2006 Mr. Siverns served as the senior advisor for international relations for Falconbridge Ltd.

About Norsemont Mining
Norsemont Mining is a Canadian exploration company working in the America’s, with a focus on Peru. The Company is currently exploring the Constancia Cu-Au-Mo deposit in Peru, which was optioned from Rio Tinto Plc.

For more information please contact:

Dennis Nenadic
Investor Relations
Norsemont Mining

Phone: 604-669-9788 X 103
Fax: 604-669-9768
E-Mail: investors@norsemont.com
Web Site: www.norsemont.com

# 507 – 700 West Pender St., Vancouver, B.C. V6C 1G8
Tel: 604-669-9788 Fax: 604-669-9768